

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2023

Scott D. Drury
Chief Executive Officer
Southern California Gas Company
555 West 5th Street
Los Angeles, California 90013-1011

> **Re: Southern California Gas Company**
> **Registration Statement on Form S-3**
> **Filed March 29, 2023**
> **File No. 333-270939**

Dear Scott D. Drury:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Claudia Rios, Staff Attorney, at (202) 551-8770 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Michael Sullivan, Esq.